Exhibit 99.3

Common TV call

Infosys-CommonTV-July13-2018

July 13, 2018

CORPORATE PARTICIPANTs

Salil Parekh

Chief Executive Officer and Managing Director

Pravin Rao

Chief Operating Officer

M.D. Ranganath

Chief Financial Officer

Journalists

Fatima Karan

Consulting Editor, Business Television India

Kritika Saxena

CNBC-TV18

Chandra R. Srikanth

ET Now

Sajeet

BloombergQuint

Salil Parekh

Good afternoon, we are pleased to share with you our results for the first quarter of fiscal 2019. We are delighted that our strategic focus on scaling Agile Digital and energizing our core services with automation and AI is resonating strongly with our clients and also our approach to enhance the skills of our employees and our actions on localization in the markets we operate in. Our digital revenue has grown by 25.6% YoY in constant currency to reach US $803 mn for the quarter, which is a QoQ growth of 8% in constant currency. Our total digital revenue is at 28.4% of our business in Q1. Our overall revenue has grown by 6% YoY and 2.3% QoQ in constant currency. Our operating margin was at 23.7%.

We had US $1.1 bn of large deals in Q1 of which 40% were in financial services. Our $100 mn+ clients increased by 4 clients to a total of 24 clients, they are now over US $100 mn revenue in a trailing 12-month basis. Overall, we see a good demand environment across the US, Europe and Asia Pacific. In terms of sector demand, we see strength in energy, utilities, retail, insurance and manufacturing. In our Agile Digital business we see especially strong traction for the work we are doing in Cloud, in Data and Analytics, in IoT and in the area of experience.

Our two recent acquisitions Brilliant Basics in the UK and WongDoody in the US are helping us expand our portfolio in the experience area and are already starting to have an impact across our client base. We see continuing traction of our automation approach and our artificial intelligence platform NIA within our core services business. Our approach to progressively move our employees onto an agile platform is seeing good traction. In our localization program, we have launched a new 75-acre campus in Indiana in the US and now planning four other locations in the US, six in Europe and three in Australia.

With a strong foundation of delivery, the focus on Agile Digital and AI powered core services, we are now expanding our sales and go to market teams. With that, I feel we have a stable start to the year and are executing on our strategy and a three-year transformation program. Let me now hand you over to Ranga, our CFO.

Pravin Rao

Good afternoon. We had a very broad based financial performance on multiple fronts. Let me talk about some keys financial indicators. First of all, the operating margin. I am happy to inform you that it is the 23.7%, pretty much near the higher end of the guidance that we gave in the beginning of the year, which was 22% to 24%. Our return-on-equity expanded and it crossed 25% at 25.5%, it is a high in several years primarily on account of an efficient capital management including the capital allocation policy that the company successfully executed during the year. Third, our free cash flow jumped over 30% sequentially to $552 mn that is very healthy. Fourth of course the EPS grew YoY 3.9%. One of the other key indicators that we watch as we execute our digital journey is per capita revenue that is revenue per employee that further increased for 12 quarters in a row on the back of productivity improvement, automation and also larger share of digital services.

During the quarter as part of the capital allocation policy, we declared the final dividend. It was paid off to investors and it amounted to 70% of the free cash flow as per the capital allocation policy. As you know as per the new policy that was announced in April 2018, special dividend of $400 mn was paid out and an additional $1.6 bn was identified by the board to be distributed for fiscal 2019 in a method and a manner to be decided by the Board. So overall we had on multiple fronts a very broad-based financial performance.

Fatima Karan

Thank you very much for that. My name is Fatima Karan and I from Business Television India. I would like to show off about the about the fact that I have gotten the luckiest first draw in terms of the questions. Thank you for what you have just told us. The key question really I think just really expands on what you have said behind those numbers. You have maintained your guidance and investors and analysts will be looking at the fact that there has not been an upward revision. Your numbers of course are stable, so what exactly are you projecting in terms of your trajectory, if one has to describe it. The question would be is there some kind of uncertainty that you are projecting there or what is that you are telling us? And secondly of course, yours is very much cash generating company, buybacks would be something that would be an obvious choice, bonus is mainly something that is used for the balance sheet. So just give us a little more in terms of what you have announced there and how would like you to explain it?

M.D. Ranganath

Clearly on the revenue and the margin guidance, I hope you are looking at the both. Let me look at the operating margin guidance. We gave at the beginning of the year 22% to 24% and we also said, we will be making certain gradual investments to leverage the digital opportunities and we have been able to make that. So the first quarter we closed at 23.7% pretty much near the higher end of our guidance. During the year we will continue to focus on both the operational efficiencies as well as the investments that we need to make hand-in-hand.

Coming to the revenue guidance, we stated in the beginning of the year 6% to 8% in constant currency. It was based on the visibility and the momentum that we saw both in terms of the pipeline as well as multiple sectoral trajectory that we see. We have delivered 2.3% QoQ and on YoY it is 6% in constant currency and we have continued to reiterate our guidance of 6%-8%. The deal wins after seven quarters, has crossed $1 bn of which again 40% is from Financial Services. We continue to execute our strategy during the course of the year. Let us see one more quarter how it goes and we will continue to focus on that.

Coming back to the capital allocation policy, as you know last year including the buyback of $2 bn we returned $3.7 bn back to the shareholders. This year again the Board has approved up to 70% free cash flow to be returned and additionally $2 bn to be returned to the shareholders over and above 70%. Out of that $2 bn, $400 mn we have already paid back in June by way of a special dividend, balance $1.6 bn we will be looking at returning in a method and mechanism to be decided by the Board.

Kritika Saxena

My first question to Salil. The Financial Services business has been a bit of concern across the industry. This time around, the growth is flattish on a constant currency basis. What is your view in terms of the uptick that you are seeing? Are you expecting a rebound in the Financial Services vertical any time soon, if yes can you give us a timeline. Of the $1 bn large deal when you say 40% is from financial services, so will we see that traction coming in by the second quarter? I will ask the other questions one by one?

Salil Parekh

Our Financial Services business sees a very strong demand today. In the large deals won, 40% of our large deals came from Financial Services. Those naturally will transition into revenue generating businesses for us over the course of the next few quarters. In many of the areas, for example in our core services, in digital, in specialized areas within Financial Services we see good traction. We see good traction again starting to come in the US market place within the banking and the insurance business. Especially in the insurance area we see strong activity. Our outlook on Financial Services remains positive and we see that this is the foundation of the business we are driving.

Kritika Saxena

Okay, but in the coming quarters you are expecting a rebound there?

Salil Parekh

We are seeing a strong demand.

Kritika Saxena

Ranga as far as your margins are concerned, the fact of the matter is that there is weakness in the rupee. Are you confident that you will be able to stay at the higher end of the guidance through the year? Any chance of revision mid quarter and another clarification that I wanted was, the Panaya fair value has reduced by about Rs.270 crores, so last quarter you have taken an impairment charge of Rs.118 crores, could you clarify on that point?

M.D. Ranganath

Sure. Coming to the margin, as I said we indicated the band of 22% to 24%. Yes in the first quarter we had 23.7%. Yes, rupee did benefit. At the same time we also rolled off the compensation hikes and we also had certain investments as we had outlined. I think it takes into account all those factors. The fact is that in the balance three quarters, we will continue to focus on operational efficiency as well as the investments hand-in-hand. If you look at this quarter it was not just the rupee, rupee was of course one element, look at the utilization as well as the onsite mix that itself gave us 40 basis point’s advantage. In addition the rupee helped about 100-basis points and at the same time compensation impact of 100-basis points kind of negated the rupee impact. Overall the operating margin of 23.7% first quarter, it is a reflection of both investments as well as the operational efficiency pieces that we have done. The investments are gradual in nature as we outlined in the beginning and in the balance three quarters we will gradually make those investments to leverage the opportunities there clearly.

Coming to the Panaya, as you know in March 2018 based on the strategic review of our entire portfolio, we had identified that in case of both Panaya and Skava we would explore sale and we started negotiations during this quarter. Based on the progress that we have made at this juncture, based on our judgment at this stage we have taken a reduction in fair value by $39 mn and the negotiations are still in progress. I think we will have to continue that negotiations. Broadly that is it. The impact on net profit was $39 mn on account of Panaya fair value right now, in rupees it was Rs.270 crores.

Kritika Saxena

Okay, last question to Pravin. The attrition has gone up at this time. Utilization is at all time high yes, but what are you doing to bring down attrition? Is the utilization rate maintainable, by how much can you bring down the attrition. Also I believe there has been re-organization in the segmental reporting at this time around what is the reason for that?

Pravin Rao

This quarter attrition is slightly higher at 20.6% as compared to the previous quarter; part of it is seasonal because in Quarter 1, you typically have big percent of people going abroad for higher education. Nevertheless it is probably higher than what we have seen in the past. Big chunk of attrition has come in from people with experience from two to four years. We have identified some specific interventions we will do to bring the attrition down. We are confident that over the next two three quarters we should be able to bring it down to manageable proportions.

M.D. Ranganath

As you know we have adopted IFRS 15, which is a new revenue accounting standard, IND-AS also has a corresponding standard. It is effective from January 2018. Since our financial year began in April, and this is the first quarter we adopted, there are certain additional disclosure requirements required under IFRS 15. So in line with that we have restructured our segment reporting and there are certain additional disclosures that we need to make, which we have disclosed.

Chandra R. Srikanth

Salil my first question to you, you had mentioned a couple of months back. I read that it is time to sacrifice margins and start investing in new technologies. How you are going to do that, when you are maintaining your operating margin guidance within the same 22% to 24% band. When you talk about investments, do you mean acquisitions perhaps in the digital space that is something that Accenture has done quite successfully, will we see moves like that or has the Panaya experience made you a little more cautious when it comes to acquisitions. If you can just clarify on that.

Salil Parekh

I think our approach as we have seen with our clients, there is a huge shift to what they are doing in the digital space. There we have been quite careful to identify areas of growth for example cloud, data and analytics, user experience and we see a lot of traction in that. Our approach is to put focused attention and investment into those areas and scale them up. So it is not a question of sacrificing margin. We have strong operating business and it is more a question of making sure that we build a business for the future. With the guidance that we shared in the start of the year we are well within and actually comfortable in that guidance range and that is the approach we have taken for our business. In terms of acquisitions, we made the acquisition WongDoody just a few months ago and that is an indication that we are actually looking at and quite open to where it makes sense and where it enhances what we do with our clients to look at acquisitions. So that is an ongoing approach for us.

Chandra R. Srikanth

Ranga despite the positive commentary from Salil why have you stop short of raising the guidance number. Is it taking into account risks on the currency front or do you expect some pressure in Q2, Q3 and secondly utilization is at a record high 85.7%. That was your lever for the last many quarters, so what lever is going to make up for this, is there a further headroom?

M.D. Ranganath

We have been consistently saying, there are multiple aspects to the margin guidance. We gave 22% to 24%, first quarter we are very good at 23.7% in the top quartile and we have also said that we will continue to make gradual investments during the quarter. This we had highlighted, whether it is in a US talent model, whether it is in repurposing the talent, third one is on the digital as well as the sales revitalizations, they are gradual investments we will calibrate them and continue to make for leveraging the digital opportunities. Yes, utilization is high I think every time, every quarter we say nearly high very little legroom, again it went up by 1%, but having said that yes the runway is limited. If you look at the onsite mix, which used to be 30% one year ago is almost down to 28.6% that is one. Most importantly we are looking at the productivity led and the automation led improvements in certain service lines, which are more amenable for automation, which has also helped us in increasing the revenue per employee. If you look at the onsite cost as a percentage of revenue has further come down this quarter primarily because in the onsite we looked at a combination of in fixed price projects, optimizing the pyramid structure to some amount of localization and further enhance productivity in onsite. These are the elements, which have really helped us in achieving the margin. At the same time we are comfortable with the guidance and will continue to make investments at the same time leverage all the levers that we have.

Chandra R. Srikanth

Finally Pravin you have been talking about this $1 bn target in terms of deal wins and you have finally crossed that number. Is it sustainable? Is this number that we are going to see in the future quarters as well or was there some one off this quarter that finally helped you crossed the $1 bn mark in terms of deal wins?

Pravin Rao

If you notice our trajectory it has been gradually increasing over the last several quarters and as you have said we are really happy it has crossed that $1 bn mark. The pipeline is very healthy; we still have a very large number of deals. But unfortunately in large deal situations we have no control over when the deal is likely to close. Sometimes some of the closure shift from one quarter to the other. Our hope is that we will continue to maintain this. Almost all the deals that we have won has an element of digital in it, because most of the deals even if it is from legacy it involves modernization and re-platforming and so on, migration to cloud and there is always increasing part of digital in large deal wins as well.

Sajeet

Salil you began your commentary by saying you see a good demand environment and then you came out with a guidance, which is 6% to 8% in constant currency term, which is retaining the same one, which you did at the beginning of the year. What are the factors, which is preventing you from upping your guidance given that you see a robust demand coming in? Secondly I want your commentary on the financial services sector how it has been doing. Do you see American BFSI segment come back into play because we saw that with one of your competitors where BFSI was doing really well, they said it is not green shoots it is really picking up. When I see your financial services numbers on a quarter-to-quarter basis and on constant currency terms it has fallen so what is that divergence, which is coming between you and your competitor and for Ranga I will come back to you?

Salil Parekh

On the demand environment I think my comment is more in the interactions I am having with sales teams, having with clients how we see the activity, whether it is on Agile Digital on cost services overall across geographies and seven other sectors we see a stable to good demand environment. Now the guidance discussion is a different discussion I think we have a good solid start to the first quarter. As Ranga said we will now execute on Q2, Q3 and for the full year and as that progresses and as the demand we see translating into what we can convert we will see how that plays out. So we do not have any real need to make any adjustments. The comment was more about seeing this from a client perspective. On banking what is interesting is I was in a client session two weeks ago. We were looking at a digital bank for a US client. What we have built for them has been so transformational and how they are approaching their market. You start to see that there is spend coming into that area. I was in another client discussion where they are looking at what Pravin mentioned the cloud migration and modernization again with the banking CIO. So when you see that sort of scale activity whether it is a digital bank creation where our platform is really driving it. Finacle is the prime driver for that across the world or you see this sort of change from a cloud modernization perspective that gives us confidence that the environment is solid, our client base is reflecting that and they see that we have the capabilities to drive that. Now we are starting to execute on that. So I have a view that it gives me positive feeling about how that sector is going to evolve.

Sajeet

Ranga to begin with if you can elaborate what was dollar guidance, you have given a constant currency guidance, what is dollar guidance. Then on the operating margins front though you have guided between 22% to 24% and you are nearly at the upper end from quarter-to-quarter basis Q4 to Q1 you have nearly 100 bps decline in your operating margins if you can break it up for us where is it coming from, what is the impact of cross currency headwinds or tailwinds, which you see going forward?

M.D. Ranganath

Sure let me start with the operating margin question. Yes sequentially 100 basis points decline of which let me give the breakup. We had a rupee benefit net of cross currency impact for about 100 basis points positive, which was entirely offset by the compensation that we rolled out effective April to over 85% of our employees. Then, because of the higher utilization and onsite mix moderation we had a benefit of 40 basis points. Then again higher investments into both sales as well as G&A and some of the subcontractor additional expenses that we had to make had a negative impact of 140 basis points, so net is 100 basis points. As I said in the beginning, we guided for 22% to 24%, in the first quarter we are at the top quartile. We will continue to make the investments gradually over the course of Q2, Q3, Q4, at the same time optimizing some of the parameters and levers that I talked about earlier. So that is where we are, we are comfortable in this band. Coming to the constant currency guidance we reiterate at 6% to 8%. For some of the currency parameters it is disclosed in the fact sheet I can walk you through after this telecast.

Sajeet

Final one, on cash and cash utilization, you have been telling us that you have to spend $1.6 bn or give it back to shareholders, when do we see concrete announcements on that and for Pravin what is the kind of guidance you have for employee addition for fiscal 2019 going forward. You saw some bit of increase in attrition, how you are seeing that?

M.D. Ranganath

So coming back to the $1.6 bn. First of all let me assure you we are not going to spend $1.6 bn we are going to return to the shareholders. The capital allocation policy that was approved by the board in April had two components, one is return up to 70% of the free cash flow to investors we have started executing that already. Additionally the board had identified $2 bn to be returned to the shareholders for fiscal 2019 of which $400 bn we have already returned in June by way of special dividend. The balance $1.6 bn we will be returning to the shareholders in a method that would be approved by the board and we will announce that in due course.

Pravin Rao

From a people addition perspective, on an average every quarter we recruit about 1,000 plus people onsite, this quarter also in US we recruited about 1,100 people out of which about 800 were lateral additions and 300 plus were fresh graduates. In India we have recruited about close to 5,000 people this quarter, so that trend will continue and it is a function of demand utilization as well as the productivity.

Sajeet

One clarification is 1,000 that you mentioned in US, this is part of the 10,000 target?

Pravin Rao

Since we announced that we would recruit 10,000 people any local we recruit in US from that date is part of that 10,000 target.

Sajeet

How is India doing if it has not done well?

Pravin Rao

India our focus has been predominantly on government projects, where you have the volatility. So our approach has been to go slow on the government projects and focus more on the private projects. But today it is a very small percentage, so there will always be some degree of volatility given the nature of projects we execute.

Fatima Karan

Just a little bit in terms of the addition to the board, a little bit you can tell us in terms of your appointment as an independent director, a little bit of light on that. What are your clients telling you when it comes to I am talking about the clients in the UK? What are they saying about all this noise that we hearing around Brexit and also what you can tell us in terms of how you are looking at H1B visas as well, so a broad set of questions, but one very close to home and the other one in terms of the overall global scenario?

Salil Parekh

We are delighted to welcome Mike as an independent director onto the board. As Nandan had shared earlier, our plan is to in the right way expand the board. This is a first step in that direction that we have taken in the recent past. Mike comes with a tremendous amount of experience from a client perspective. He has been a CIO for a number of years. He is a seasoned executive. We have had a lot of interactions with him already and in fact he is already starting to help us in how we are positioning ourselves with some client pitches. So really positive to see this and we welcome Mike onto the board. In terms of the UK, I was in the UK a few weeks ago with several of our clients. The demand environment for the right set of capabilities is very strong. So where we have automation AI driven core services, there is a huge ability and interest to absorb it. We are talking about digital services across five parameters, there is a lot of interest with discussion with a large bank CEO where we have an invitation to play with several of their digital initiatives. So, to me yes there is a political situation there. Nonetheless, we have a clear approach to the market and the demand environment is strong for us.

M.D. Ranganath

As we have rolled out the localization plan that Salil talked about, clearly the emphasis is on looking at how do we ensure that without impacting our talent supply chain how do we have a judicious mix of both. The localization centers and the announcement of 10,000 local hiring is part of that. But at the same time it will continue to have H1 folks for certain niche skill sets and certain skill sets. So we will have a mix of both local talent as well as the H1. So Indiana, North Carolina, and Texas, a couple of other announcements are in that direction. As Salil was saying localization is not limited to only United States, we also have Europe and we are also looking at Australia as well to ensure that the talent supply chain is much more broad based.